Exhibit 10.111
KEVIN V. RYAN (CA Bar No. 118321)
United States Attorney
MARK KROTOSKI (CA Bar No. 138549)
Chief, Criminal Division
IOANA PETROU (CA Bar No. 170834)
Assistant United States Attorney
450 Golden Gate Avenue, Box 36055
San Francisco, California 94102
Telephone: (415) 436-7189
Facsimile: (415) 436-6748
Ioana.Petrou@usdoj.gov
UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA
SAN FRANCISCO DIVISION

UNITED STATES OF AMERICA,	No. CR 06-0707 JSW

Plaintiff,	VIOLATION: 21 U.S.C. §§ 331(k),
v.	333(a)(2) — Misbranding

INTERMUNE, INC.	SAN FRANCISCO VENUE

Defendant.	DEFERRED PROSECUTION AGREEMENT
DEFERRED PROSECUTION AGREEMENT
     InterMune, Inc. (“InterMune”), by its undersigned officer, and the Department of Justice, by the United States Attorney’s Office for the Northern District of California (the “Department”), enter into this Agreement in resolution of the Department’s ongoing criminal investigation into matters relating to the promotion of the pharmaceutical product Actimmune® (interferon gamma-1b) by InterMune from a time period spanning 2000 to 2003.
     For purposes of this Agreement, the relevant time period is from August 2002 through January 2003 (the “Investigative Period”). The effective date of this Agreement will be the date that it is accepted by the Court for the Northern District of California.

     This Agreement is binding upon InterMune, Inc. and the Attorney General for the United States, the United States Department of Justice, and all United States Attorneys. This Agreement does not bind the Tax Division of the U.S. Department of Justice or the Internal Revenue Service of the U.S. Department of the Treasury. InterMune, Inc. understands that this Agreement does not bind any state or local prosecutive authorities.
INFORMATION
     1. The United States will file an Information in the United States District Court for the Northern District of California charging InterMune with One Count of doing an act, with intent to defraud or mislead, with respect to a drug while the drug was held for sale after shipment in interstate commerce that resulted in the drug being misbranded, in violation of Title 21, United States Code, Sections 331(k) and 333(a)(2) (the “Information”).
THE DEPARTMENT’S INVESTIGATION
     2. During the course of the investigation, the Department notified InterMune that certain former InterMune personnel violated federal criminal law, specifically that certain former InterMune employees promoted Actimmune® for unapproved indications and made misleading statements regarding Actimmune in violation of: (a) the Federal Food, Drug and Cosmetic Act, 21 U.S.C. § 331; and (b) Health Care Fraud, 18 U.S.C. § 1347. As described more fully below, InterMune has provided extensive cooperation to the Department in this investigation.
     3. InterMune does not contest that the Department has developed evidence during its investigation that one or more former InterMune employees violated federal criminal law during the Investigative Period. One or more former InterMune employees instructed certain members of the Actimmune sales force and a specialty pharmacy to promote Actimmune for idiopathic pulmonary fibrosis, an indication other than those for which the drug had received FDA approval. InterMune acknowledges that part of the Department’s investigation is set forth in Attachment A and does not contest the facts set forth in Attachment A. InterMune accepts responsibility for the conduct of its former employees and conduct its former employees directed. InterMune does not endorse, ratify or condone criminal conduct, and, as set forth below, has taken steps to prevent such conduct from occurring in the future.

COOPERATION AND REMEDIAL MEASURES
     4. InterMune provided substantial cooperation and assistance to the Department’s investigation.
A.	First, InterMune disclosed the results of internal investigations that had occurred prior to the Department’s investigation and related to the conduct set forth in Attachment A.

B.	Second, InterMune fully complied with the subpoena served by the Department and provided significant information regarding the conduct of certain former employees and officers.

C.	Third, InterMune made numerous presentations that were helpful to the Department’s investigation.

D.	Fourth, InterMune made certain current employees and officers who were employed by the Company during the period of investigation available to the Department in connection with its investigation.
InterMune has agreed to, and will, continue to fully cooperate with the Department as may be reasonably required during the term of this agreement, which is two (2) years from the effective date of this Agreement.
     5. InterMune’s management team — the great majority of whom were hired after the Investigative Period — also instituted numerous and comprehensive compliance changes, including new compliance policies, audits and internal reviews, and revised sales representative compensation programs. These compliance changes were instituted by the Company prior to the commencement of the Department’s investigation.
AGREEMENT
     6. Based upon InterMune’s significant cooperation and the corrective measures it has implemented, and InterMune’s commitment to implement and audit such measures and its willingness to continue to cooperate with the Department in its investigation of these matters, the Department, on the understandings specified below, agrees that the Department shall recommend to the Court that prosecution of InterMune on the Information be deferred for a period of two (2) years from the effective date of this Agreement (the “Effective Period”). InterMune shall expressly waive all rights to a speedy trial pursuant to the Sixth Amendment of the United States Constitution, Title 18, United States Code, Section 3161, Federal Rule of

Criminal Procedure 48(b), and any applicable Local Rules of the United States District Court for the Northern District of California for the period during which this Agreement is in effect.
     7. The Department agrees that if InterMune is in compliance with all of its obligations under this Agreement, the Department will, within 30 days of the expiration of two (2) years from the effective date of this Agreement, seek dismissal with prejudice of the Information filed against InterMune pursuant to paragraph 1 of this Agreement, and this Agreement shall expire. Except in the event of a breach of this Agreement, the Department will bring no additional criminal charges against InterMune relating to or arising out of matters set forth in the Information or in Attachment A or the promotion of Actimmune during the period 2000 through 2003; the Department acknowledges that this Agreement protects InterMune from indictment and/or trial as to such matters. InterMune and the Department understand that the Agreement to defer prosecution of InterMune must be approved by the Court, in accordance with 18 U.S.C. § 3161(h)(2). Should the Court decline to approve the Agreement to defer prosecution for any reason, both the Department and InterMune are released from any obligation imposed upon them by this Agreement, and this Agreement shall be null and void.
     8. This Agreement does not provide any protection to any former employee of InterMune or any other entity, except successor entities as described in Paragraph 19, below. InterMune understands and agrees that if it violates this Agreement, the Department can prosecute InterMune for any crimes committed by its employees, officers or directors relating to the promotion of Actimmune®.
The understandings on which this Agreement are premised are:
     9. For the Effective Period, InterMune shall continue to fully cooperate with the Department regarding any matter relating to the Department’s investigation of the promotion of Actimmune about which InterMune has information or knowledge, including, but not limited to, the following: (a) InterMune shall truthfully disclose all information of which it may be aware with respect to the activities of InterMune, its directors, officers and employees, about which the Department shall inquire; (b) InterMune shall provide to the Department, on written request, any document, record or other tangible evidence, including but not limited to information and documents concerning presentations, publications, and patient registries, about which the Department shall inquire; (c) InterMune shall provide to the Department reasonable access to InterMune’s facilities, documents and employees. In addition,

A.	InterMune will use its best efforts to continue to make records and witnesses available during the Effective Period regarding activities of the Company during the Investigative Period, provided, however, this agreement to cooperate does not apply to any information provided by InterMune to legal counsel after May 2, 2004 in connection with the provision of legal advice and the legal advice itself, and nothing in this Agreement shall be construed to require InterMune to provide any such information or advice to the Department.

B.	This agreement by InterMune to cooperate shall not be construed as a waiver with respect to third parties of the attorney-client privilege, work-product protection, or any other privilege applicable to information or documents provided to the Department pursuant to this Agreement; InterMune neither expressly nor implicitly waives its right to assert any privilege that may be available against entities other than the Department of Justice.

C.	This agreement to cooperate shall not apply in the event that the Department pursues a criminal prosecution against InterMune.
     10. Upon request of the Department, with respect to any issue relevant to its investigation of the promotion of Actimmune at any time (not limited to the Investigative Period), InterMune shall designate knowledgeable employees, agents or attorneys to provide non-privileged information and/or materials on InterMune’s behalf to the Department. It is further understood that InterMune must at all times give complete, truthful and accurate information to the Department.
     11. With respect to any information, testimony, document, record or other tangible evidence relating to the promotion of Actimmune provided by InterMune to the Department or a grand jury, InterMune consents to any and all disclosures to governmental law enforcement entities of such materials as the Department, in its reasonable discretion and in good faith, deems appropriate. With respect to any such materials that constitute “matters occurring before the grand jury” within the meaning of Rule 6(e) of the Federal Rules of Criminal Procedure, InterMune further consents to a) any order sought by the Department permitting such disclosure and b) the Department’s ex parte or in camera application for such orders. The Department agrees that any material which comprises trade secrets or other proprietary information shall, prior to disclosure to any governmental entity, be redacted of such information, or be accompanied by a prominent warning notifying the agency of the protected status of the material. Nothing in this paragraph shall be construed as a waiver of InterMune’s rights in the materials it provides to the Department, and such materials shall not be provided to non-governmental entities without InterMune’s prior written consent.
     12. InterMune agrees that it will use its best efforts to not make any public statements, in litigation or otherwise, materially contradicting the facts set forth in Attachment A, or its representations in this Agreement. Any such statements shall constitute a breach of this Agreement, and InterMune thereafter would be subject to prosecution unless it cures its breach as set forth below. Upon the Department’s providing written notice to InterMune of such a contradictory statement, InterMune may avoid a breach of this Agreement by publicly repudiating such statement within 72 hours after receipt of written notification by the Department.
     13. InterMune is simultaneously entering into an agreement with the Department’s Civil Division (the “Civil Settlement Agreement”) regarding the payment of money to settle certain civil claims. InterMune is also simultaneously entering into a Corporate Integrity Agreement (“CIA”) with the Office of Inspector General of the Department of Health and Human Services (“OIG-HHS”) to implement certain specified compliance measures. Failure by InterMune to comply fully with those material terms of the Civil Settlement Agreement called to occur during the Effective Period of this Agreement may constitute a breach of this Agreement, provided, however, that a breach of the CIA referenced in the Civil Settlement Agreement does not constitute a breach of this Agreement. Any disputes arising under the CIA shall be resolved exclusively through the dispute resolution provisions of the CIA. The parties understand that nothing in this paragraph shall be construed to enlarge the Effective Period of this Agreement, or to delay the dismissal of the Information as described in paragraph 7 if at the time specified therein, InterMune is in full compliance with its obligations under the Civil Settlement Agreement. The parties further understand and agree that this paragraph does not deprive InterMune of its rights under the Civil Settlement Agreement or the common law to contest the existence of a breach of the Civil Settlement Agreement in the Northern District of California. The Department further agrees that nothing in this paragraph shall be construed by the United States as affecting the underlying nature of InterMune’s obligations under the Civil Settlement Agreement.
     14. It is further understood that should it be determined that InterMune has deliberately given materially false, incomplete, or misleading information under this Agreement,

or has committed any criminal health care fraud offense during the Effective Period, or that InterMune has otherwise knowingly, intentionally and materially violated any provision of this Agreement, InterMune shall, in the Department’s reasonable discretion and in good faith, thereafter be subject to prosecution for any federal criminal violation of which the Department has knowledge. Any such prosecutions may be premised on information provided by InterMune to the Department. Moreover, InterMune agrees that any criminal prosecutions relating to the unlawful promotion of Actimmune from 2000 through 2003 that are not time-barred by the applicable statute of limitations on the effective date of this Agreement may be commenced against InterMune in accordance with this Agreement, notwithstanding the expiration of the statute of limitations between the effective date of this Agreement and its expiration date two years after the date this Agreement is accepted by the Court. By this Agreement, InterMune expressly intends to and does waive any rights with respect to the statute of limitations as described in the preceding sentence.
     15. It is further agreed that should it be determined that InterMune has knowingly, intentionally and materially violated any provision of this Agreement:
A.	all statements made by InterMune to the Department, FDA, HHS-OIG, the FBI or any other federal agency, or any testimony given by InterMune before a grand jury, the United States Congress, the SEC, or elsewhere, whether prior or subsequent to this Agreement, including this Agreement and the statement of facts in Attachment A, shall be admissible in evidence in any and all criminal proceedings brought by the Department against InterMune;

B.	nothing in this agreement shall prohibit the admission in such proceedings of any evidence derived from such statements or testimony; and

C.	InterMune shall not assert any claim under the United States Constitution, Rule 11(f) of the Federal Rules of Criminal Procedure, Rule 410 of the Federal Rules of Evidence, or any other federal rule, that statements made by InterMune prior to or subsequent to this Agreement, or any leads therefrom, should be suppressed.
     16. In the event the Department asserts that InterMune has breached any provision of this Agreement, the Department shall provide written notice to InterMune and will provide InterMune with a two-week period from receipt of such notice, except as otherwise specified herein, in which to make a presentation to the Department, or its designee, to demonstrate that no breach has occurred, or, to the extent applicable, that the breach was not knowing, intentional or material, or has been cured. The Department shall have four weeks from providing written notice to InterMune asserting a breach to file a motion with the Court asserting the breach and seeking a finding of a breach; however, this motion shall not be filed less than 15 days from the day the Department provides InterMune written notice asserting the breach. In the event a motion is filed by the Department, the Court shall determine whether a breach occurred by a preponderance of the evidence.
     17. InterMune agrees to not enter into any joint defense agreements relating to the Department’s investigation during the Effective Period of this Agreement without Department approval, and InterMune further agrees to withdraw from current joint defense agreements, if any exist, for which the Department does not approve of InterMune’s continuing participation. The Department agrees that its approval pursuant to this paragraph will not be unreasonably withheld.
     18. The Company agrees that if it sells or merges all or substantially all of its business operations as they exist as of the date of this Agreement to or into a single purchaser or group of affiliated purchasers during the term of this Agreement, it shall provide the Government with reasonable prior notice and it shall include in any contract for sale or merger a provision binding the purchaser-successor to the obligations described in this Agreement.
     19. With respect to the matters described in this Agreement, and with the exception of the agreements described in paragraph 13, and the letter from Ethan M. Posner to the Department dated October 9th, 2006, this Agreement supersedes all prior, if any, understandings, promises, and/or conditions between the Department and InterMune. This Agreement may not be modified except in writing signed by all the parties.
     20. InterMune hereby warrants and represents that the Board of Directors of InterMune has duly authorized, in a specific resolution, the execution and delivery of this Agreement by InterMune, and that the person signing the Agreement has authority to bind InterMune. InterMune agrees that either a duly authorized corporate officer or a duly authorized attorney for InterMune, at the discretion of the Court, shall appear on behalf of InterMune to enter into this Agreement.

On Behalf of the United States Department of Justice:

/s/ KEVIN V. RYAN

DATE	Kevin V. Ryan
United States Attorney
Northern District of California

/s/ IOANA PETROU

Ioana Petrou
Assistant United States Attorney

On Behalf of InterMune, Inc.

/s/ ROBIN STEELE

DATE	Robin Steele
Senior Vice President
InterMune, Inc.
3280 Bayshore Boulevard
Brisbane, CA 94005

/s/ ETHAN POSNER

DATE	Ethan Posner
Covington & Burling
Counsel to InterMune, Inc.

Attachment A
Introduction
     InterMune, Inc., first incorporated in 1998, is a biopharmaceutical company focused on developing and commercializing innovative therapies in pulmonology and hepatology.
     During the Investigative Period (August 2002 through January 2003), InterMune derived the majority of its revenue from Actimmune® (interferon gamma- 1b). Actimmune was approved by the United States Food and Drug Administration (“FDA”) for the treatment of chronic granulomatous disease and severe, malignant osteopetrosis. These diseases affect very small patient populations. The vast majority of Actimmune sales during the Investigative Period were attributable to prescriptions for the treatment of idiopathic pulmonary fibrosis (“IPF”), a debilitating, fatal lung disease for which there is no FDA-approved treatment and which afflicts approximately 83,000 Americans.
Dissemination of Misleading Information Regarding Phase III Trial of Actimmune
     1. Commencing in October 2000 and through 2002 InterMune conducted a global Phase III clinical trial of Actimmune for the treatment of IPF that was designed to study whether Actimmune extended the time to disease progression or death. The primary endpoint was progression-free survival , measured from randomization of the test subjects either to disease progression or death, and, in addition, there were a number of secondary endpoints, including overall patient survival. In this clinical study, 330 IPF patients were studied in a double-blind, placebo-controlled trial conducted at 58 centers in the United States and Europe. Study participants received either a placebo or 200 micrograms of Actimmune injected subcutaneously three times per week. All patients were to remain in the trial until the last patient received 48 weeks of therapy. Median treatment duration was 60 weeks.
     2. On August 16, 2002, a select number of InterMune personnel received data from the clinical trial. On August 19, 2002, the data was also provided to the Data Monitoring Committee (“DMC”), which had been established in accordance with the protocol of the trial as an independent committee that monitored safety and efficacy data throughout the trial in order to determine if it was scientifically and ethically appropriate to continue the trial, and to review data from the completed trial. The data showed that the trial failed to achieve statistical significance on the primary endpoint agreed between InterMune and the FDA, or any agreed upon secondary endpoint, including overall survival. After receiving the data, InterMune conducted some additional analysis of the mortality data that involved breaking the patient population into subgroups.
     3. Certain senior InterMune personnel discussed these preliminary trial results, including the exploratory subgroup analysis, with representatives of the FDA in an informal telephone conference on August 27, 2002. The purpose of the call was to provide InterMune with the FDA reviewers’ preliminary impressions of the data. The FDA representatives told InterMune that any substantive comments represented their own opinions and did not reflect the official opinion of the FDA. During the telephone conference, one FDA representative noted that the study failed to demonstrate efficacy on its primary endpoint. The FDA representative suggested that while the data appeared to show an optimistic trend on overall survival, because the data had failed to achieve statistical significance in the primary endpoint previously agreed with the FDA at the outset of the trial, it as the representative’s opinion that FDA was unlikely to approve the use of Actimmune for the treatment of IPF without further rigorous clinical testing.
     4. On August 28, 2002, InterMune publicly announced the results of the Phase III clinical trial of Actimmune for the treatment of IPF in the form of a press release. Former employees of InterMune approved the press release, which was headlined “InterMune Announces Phase III Data Demonstrating Survival Benefit of Actimmune in IPF, with the subheading “Reduces Mortality by 70% in Patients With Mild to Moderate Disease.” In the release, InterMune’s then-President and CEO characterized the clinical trial results as indicating that “Actimmune may extend the lives of patients suffering from this debilitating disease” and further stated that “Actimmune is the only available treatment demonstrated to have clinical benefit in IPF, with improved survival data in two controlled clinical trials.”
     5. By letter dated September 5, 2002 to InterMune, the Chair of the DMC expressed his “serious concerns” with the August 28, 2002 press release. The letter reminded InterMune of, “the DMC’s assessment that the trial had failed to establish benefit on the primary endpoint” and that there was no statistically significant evidence of benefit for any of the secondary endpoints. The letter also stated that the press release provided a “serious misrepresentation of results obtained from exploratory data subgroup analyses,” referring specifically to the subheading and other statements concerning a survival benefit in the mild to moderate subgroup.
     6. In approximately mid-October 2002, a specialty pharmacy that distributed Actimmune disseminated a fax concerning Actimmune for IPF to more than 2,000 pulmonologists. Distribution of the fax had been approved by a former InterMune employee. The fax, like the August 28, 2002 press release, began with the headline, “InterMune Announces Phase III Data Demonstrating Survival Benefit of Actimmune in IPF,” and continued with the subheading, “Reduces Mortality by 70% in Patients with Mild to Moderate Disease.” The fax also included a copy of the InterMune press release.
     7. During approximately September to October 2002, the same speciality pharmacy, again with the approval of a former InterMune employee, distributed a patient letter by mail to Actimmune patients, which was sent along with their Actimmune prescriptions. The patient letter was prepared by the specialty pharmacy’s clinical staff from information, including the press release, provided by former InterMune personnel and provided the same misleading information about the results of the Phase III Actimmune trial results.’ The letter stated that “On August 28, 2002, InterMune, Inc. announced that preliminary data from its Phase III clinical trial of Actimmune (Interferon gamma-lb) injection for the treatment of [IPF) showed a statistically significant reduction in mortality by 70% in patients with mild to moderate IPF. Interferon gamma- lb is the first treatment ever to show any meaningful impact in this disease in clinical trials. These results indicate that Actimmune should be used early in the course of treatment of this disease in order to realize the most favorable long-term survival benefit.” A former InterMune employee approved the final version of the patient letter.
     8. Notwithstanding the fact that the Phase III trial failed to establish statistically significant benefits on its primary endpoint or any of its secondary endpoints, including overall survival, and notwithstanding the evaluation of the results by the FDA and DMC, certain former InterMune employees encouraged InterMune sales force personnel to inform physicians that Actimmune demonstrated a survival benefit in mild to moderate IPF patient populations, and certain former sales force personnel did so. Certain former sales personnel also distributed or showed the specialty pharmacy documents to physicians during sales visits.
ASAP Registry
     9. In 2001, InterMune established the “Actimmune Safe and Appropriate Use Program” (the “ASAP Registry” or the “Registry”), a registry that collected information about IPF patients taking Actimmune. As described in the Registry Services Agreement between InterMune and the third-party administrator of the Registry, the ASAP Registry was an observational database designed to obtain data on “variation in current diagnostic and therapeutic management of patients receiving Actimmune.” Information from the Registry was to be available to InterMune and to participating physicians for research and analysis and “as a basis for scientific presentations and publications.”
     10. During the Investigative Period, the ASAP Registry was operated substantially by InterMune sales and marketing personnel. During the Investigative Period, InterMune sales representatives were the principal source of Registry enrollment, and were also the principal points of contact for physicians and their offices with respect to the Registry. Sales representatives received incentive payments for patients they enrolled.
     11. Although one purpose the ASAP Registry was to gather data on Actimmune patients and make that data available to physicians who had patients enrolled in the Registry, InterMune did not share the data directly with physicians. InterMune provided a brief summary presentation at a scientific meeting in late 2002 in San Diego.
     12. During the Investigative Period, there were a number of regulatory and operational issues raised by the third-party administrator concerning the ASAP Registry, including various issues relating to good clinical practices and the extent of InterMune sales representatives’ participation in the operation of the Registry.
     13. In the spring of 2002, an outside consultant was retained by InterMune to assess the ASAP Registry. In June 2002, the consultant issued a final audit report, which identified a number of problems with the Registry and concluded that absent significant changes, data from the Registry would most likely not be accepted by the regulatory authorities.
Sales Force
     14. InterMune employed approximately sixty sales representatives focusing on pulmonology and, in particular, Actimmune, during the Investigative Period. The FDA had not approved Actimmune for the treatment of pulmonary disorders at that time.
     15. In January 2001, InterMune acquired rights to Amphotec®, an anti-fungal drug approved by the FDA for the treatment of aspergillosis, including pulmonary aspergillosis. Amphotec was primarily administered in a hospital setting. Prior to the fall of 2002, InterMune’s sales representatives had not marketed Amphotec for pulmonary aspergillosis outside the hospital setting. However, in the fall of 2002, sales force personnel relied on Amphotec for access to pulmonologists’ offices, where the primary purpose for access to the offices was to discuss Actimmune for IPF.
     16. InterMune’s Sales Incentive Compensation Plan for 2002 provided that sales representatives would receive a quarterly bonus based on 7% of incremental Actimmune sales and 3.5% of incremental Amphotec sales. The Plan also provided that the bonuses paid to Regional Sales Directors were derived in part from the total earnings of the sales representatives in their regions.
     17. During the Investigative Period several sales force personnel sometimes created and used their own marketing aids in discussions with physicians concerning Actimmune for IPF. For example, one former sales representative wrote and distributed an invitation letter to an educational program, which one physician recipient characterized as “against the spirit of FDA regulations.”

Attachment C — Acknowledgment of Agreement
     This Agreement supersedes all prior, if any, written or oral understandings, promises, and/or conditions between the Department and Intermune, Inc., with the exception of the Civil Settlement Agreement incorporated herein, the Corporate Integrity Agreement referred to herein, and the letter from Ethan Posner to the Department dated October 9, 2006. No additional promises, agreements, and conditions have been entered into and none will be entered into unless in writing and signed by all parties.
On Behalf of the United States Department of Justice:

10-24-06	/s/ KEVIN V. RYAN
DATE	Kevin V. Ryan
United States Attorney
Northern District of California

/s/ IOANA PETROU Ioana Petrou
Assistant United States Attorney

On Behalf of Intermune, Inc.

October 24, 2006	/s/ ROBIN STEELE
DATE	Robin Steele
Senior Vice President and General Counsel
Intermune, Inc.
3280 Bayshore Boulevard
Brisbane, CA 94005

10-24-06	/s/ ETHAN M. POSNER
DATE	Ethan M. Posner
Covington & Burling
Counsel to Intermune, Inc.